UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Biostage, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

09074M 202

(CUSIP number)

December 31, 2022

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09074M 202	13G/A	Page 1 of 3

1	Name of reporting persons An Zhang
2	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization China

Number of shares beneficially owned by each reporting person with	5	Sole voting power 818,919 shares of common stock 334,460 shares of common stock issuable upon exercise of warrants (See Item 4)*
	6	Shared voting power None
	7	Sole dispositive power 818,919 shares of common stock 334,460 shares of common stock issuable upon exercise of warrants (See Item 4)*
	8	Shared dispositive power None

9	Aggregate amount beneficially owned by each reporting person 818,919 shares of common stock 334,460 shares of common stock issuable upon exercise of warrants (See Item 4)*
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 7.03% (See Item 4)*
12	Type of reporting person* IN

* The percentage was calculated based on 11,643,751 of the Issuer’s common stock outstanding as of November 7, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022. As more fully described in Item 4, the warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (5), (7) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (5), (7) and (9).

CUSIP No. 09074M 202	13G/A	Page 2 of 3

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on September 23, 2021 (the “Original Schedule 13G”, as amended, the “Schedule 13G”), with respect to shares of Common Stock, $0.01 par value (the “Common Stock”), of Biostage, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in the Original Schedule 13G in its entirety as set forth below.

Item 4.	Ownership

(a)	Amount beneficially owned:

818,919 shares of common stock 334,460 shares of common stock issuable upon exercise of warrants

(b)	Percent of class:

7.03%.

The percentage of outstanding common stock that may be deemed to be beneficially owned by the Reporting Person is set forth on Line 11 of the cover sheet. Such percentage was calculated based on 11,643,751 shares of the Issuer’s common stock outstanding as of November 7, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022. Pursuant to the terms of the warrants held by the Reporting Person, the Reporting Person cannot exercise the warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Line 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Person was not able to exercise any of the warrants due to the Blockers. The Reporting Person and the Issuer may agree in the future to amend the Blocker Warrants to modify or eliminate the Blockers.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

818,919 shares of common stock 334,460 shares of common stock issuable upon exercise of warrants

(ii)	Shared power to vote to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

818,919 shares of common stock 334,460 shares of common stock issuable upon exercise of warrants

(iv)	Shared power to dispose or to direct the disposition of:

None

CUSIP No. 09074M 202	13G/A	Page 3 of 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2023
Date

/S/ An Zhang
Signature

An Zhang
Name/Title